Exhibit 99.2

Convenience Translation

Fresenius Medical Care AG
Hof

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Notice pursuant to Section 49(1), sentence 1, no. 2
of the German Securities Trading Act (WpHG)
(Resolution on an authorization to exclude subscription rights in connection with the use of treasury shares)

At its Annual General Meeting on May 21, 2026, under Agenda Item 7, the Annual General Meeting of Fresenius Medical Care AG resolved, among other things, to authorize the Management Board to use the treasury shares acquired pursuant to this or a prior authorization resolution under certain conditions, excluding shareholders’ subscription rights. The treasury shares may also be cancelled in whole or in part.

Further details and provisions of this resolution, as well as its full text, are set forth in the resolution proposal of the Management Board and Supervisory Board regarding Agenda Item 7 of the notice convening the Company’s Annual General Meeting, published in the German Federal Gazette (Bundesanzeiger) on April 7, 2026.

Hof (Saale), May 2026

Fresenius Medical Care AG
The Management Board